February 1, 2008

Via EDGAR and Fax: 202-772-9220

United States
Securities and Exchange Commission
Washington, D.C. 20549     Mail Stop 7010

Attention: Nasreen Mohammed

Dear Ms. Mohammed;

Re:  Rubicon Minerals Corporation, File No. 1-32292

In connection with the following responses to your comments of December 10, 2007 in regard to our 40-F filing for December 31, 2006, please note that the Company acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

In your letter you asked and we are responding to the following:

Question 1.

“We note in your statement of mineral property costs relating to the Newfoundland gold properties the column showing “write-off, recovery or sold 2006” sums to $8,755,382.  However, the schedule in Note 2 showing Newfoundland properties transferred to Paragon Minerals Corporation shows $6,979,704.  Please reconcile these two amounts.”

Response:

The following table reconciles the total for “write-off, recovery or sold 2006” for Newfoundland properties to the amount transferred to Paragon.  No revisions to the financial statements should be required.

Amount
Net book value of Newfoundland properties transferred to Paragon Minerals Corporation	$ 6,979,704
Newfoundland properties written-off during 2006	$ 258,823
Acquisition and exploration costs on Newfoundland properties recovered in 2006 from property optionees	$ 1,516,858
Total Newfoundland write-offs, recoveries and sold in 2006	$ 8,755,385

Question 2

“We note that on December 8, 2006, you completed a corporate restructuring which had the result of dividing your assets into three separate public companies.  You explain that because there was no substantive ownership change, the transfers were recorded at their carrying values, except that warrant and option rights and related compensation were recorded at current fair values.  Tell us why the warrants and options were recorded at fair value; indicate the extent to which these were newly, rather than previously issued.” (See 2A below).

“We also note that you have recorded a receivable for warrants/options as investment retained in companies spun off of $2.1 million as of December 31, 2006.  Please explain how the restructuring resulted in you recording this asset; include details sufficient to understand the future benefit.” (See 2B below.)

Response:

The following notes in the financial statements bear on this question:

“Note 2. - Re-organization” in the December 31, 2006 financial statements states:

“Pursuant to the POA, the rights of pre-existing Rubicon option and warrant holders were maintained through agreements with the new companies to settle with their own shares their pro-rata portions of these instruments at a pro-rata share of the original exercise price. In the case of New Africo, any exercise proceeds are to be returned to Rubicon and Rubicon also has the right to exercise any of the warrants or options which expire, for a period of 30 days after the expiry date.  As New Africo must remit all such proceeds to Rubicon, the exercise price to Rubicon is effectively nil in respect to these warrants and options.”

Further under “Note 9 c) Summary of options and warrants” – table note 3) states:

“Upon completion of the Plan of Arrangement, all outstanding warrants remained in place at the same exercise price as before but the holder will receive, for each warrant exercised, 1 share of Rubicon, 1/6 of a share of Paragon and .0924 of a share of Africo.  The exercise price is allocated among the companies as follows: 51.2% to Rubicon, 5.8% to Paragon and 43% to Africo. The numbers in the above table reflect only the Rubicon portions.  In addition, pursuant to the Plan, all the proceeds remitted to Africo are paid back to Rubicon.”

Holders of Rubicon stock options, at the effective date of the plan of arrangement were issued 3 new option certificates in Rubicon, Paragon and Africo using the conversion ratios stated above for warrants.  The exercise prices of the new options were adjusted to reflect relative fair values but the total exercise price of the options did not change.  All other terms of the options remained the same as prior to the plan of arrangement.

2A:  To answer the first part of your question, the main spin out of mineral properties and Africo shares was done at book value due to the lack of a substantive change of ownership of these assets.  The holders of Rubicon options received options of Rubicon, Paragon and Africo shares in exchange for Rubicon options.  There was no incremental fair value as a result of this transaction.  The holders of Rubicon warrants received stapled warrants on Rubicon, Paragon and Africo shares.  The accounting for the instruments arising from the restructuring of the warrant and option obligations of Rubicon was accounted for on the basis of the relevant literature:

(a)  To the extent the options or warrants were considered equity and were outside the scope of FAS 123R (i.e., were not compensation for service), they were recorded as part of the overall reorganization transaction, in which the assets and liabilities (and implicitly, equity) were transferred at carrying value.

(b) To the extent the options or warrants were compensation for service, they were accounted for at the values required for modified equity or liability awards in the amounts required under FAS 123R.  Options issued to Rubicon employees in exchange for their prior options were treated as a modification under FAS123R and, because they were equity awards and resulted in no incremental fair value, no incremental stock compensation was recorded.  To the extent of options issued to individuals who ceased employment with Rubicon (and transferred to Paragon) upon completion of the Plan of Arrangement, the awards were required to be forfeited under the option plan.  However, to the extent Rubicon issued liability awards to its employees (in the form of options on Rubicon’s Africo or Paragon shares (assets of Rubicon), these awards were valued at fair value, as required by FAS 123R.

(c) The restructured warrants, which are stapled warrants, indexed not only to Rubicon shares but also to Africo and Paragon shares (and requiring delivery of Rubicon assets), they were considered liability derivatives under FAS 133 and, as a result, were accounted for at fair value as required by FAS 133.

You asked the extent to which new warrants and options were issued.  No new warrants were issued.  As noted above, the exercise of these warrants after the plan of arrangement would result in delivery of shares from three different companies which at the arrangement time would have the same value as the Rubicon shares that would have been delivered immediately before the arrangement time.

In the case of the options, new option certificates were produced in all three companies with the same terms as the old option except number and price, to replace the old Rubicon options.  As stated, the exercise price totals did not change and the value of the options immediately after the plan of arrangement was equal to the value of the options immediately before the plan of arrangement.  In our view, these non-Rubicon options were in substance grants by Rubicon, of shares in other companies.  However, because certain of the employees transferred to the other companies and Rubicon’s option plan provided for forfeiture in the event of termination of employment with Rubicon, certain of the options were treated for accounting purposes as if they were new option grants.

2B.  The investment assets in the associated companies, both of which are public companies, established through the reorganization transactions were accounted for at fair value, as required by FAS 115 (in the case of the interest in Africo shares) and FAS 133 (in the case of Paragon options/warrants).  The corresponding option/warrant obligations were accounted for as described above.  The $2.1 million asset value represents the excess of the assets over the new option/warrant liability.  The net asset principally reflects the fact that Rubicon is entitled to the full economic benefits of shares of Africo, whereas the obligation represents an option or warrant (with a value less than the underlying shares) and, in the case of stock-based compensation, the liability value under FAS 123R accrues over the service period.   The asset and liability, which are expected to be settled net basis (although involving three parties) and, as such, are presented on a net basis under Canadian GAAP, whereas they are presented on a gross basis under US GAAP, as FIN 39 does not permit offsetting established under a tri-party agreement.

In our view, these options on Paragon and Africo shares represent grants by Rubicon of options on assets held by Rubicon.  As a result of the Plan of Arrangement, Rubicon became the beneficial owner of the economic rights of shares of Africo and options of Paragon, subject to the rights Rubicon has granted to the optionees.   In other words, with respect to Africo, Rubicon is entitled to the Africo shares, free of charge, if the optionee does not exercise the options.  In addition, if the optionee does exercise the options, Rubicon (not Africo) is entitled to the full option proceeds but must forego its right to the shares.    In the case of the Paragon options, Rubicon is entitled to the Paragon options if the optionee does not exercise the options.  Again, because these are settled between three parties, they do not qualify for net recognition under US GAAP.

Question 3

“We note that you exchanged 7.9 million shares of Toquima Minerals Inc. with a carrying value of $1.1 million for 4.3 million shares of Carlin Gold and 3.6 million shares of Constantine Metal Resources in July 2006.  Please discuss where the Toquima Minerals Inc. investment was recorded in your financial statements at December 31, 2005.”

Response:

At December 31, 2005, Toquima Minerals Inc. was a 60.4% owned subsidiary of Rubicon Minerals Corporation and was accounted for under the consolidation method on the December 31, 2005 financial statements.  No revisions to those statements should be required.

Note 3.  Basis of Accounting and Consolidation in the December 31, 2005 financial statement states:

“References to the Company included herein are inclusive of the accounts of the parent company and its 60.4%-owned subsidiary, Toquima Minerals Corporation (“Toquima”).

On the Consolidated Statement of Mineral Property Costs for December 31, 2005, on the last page, all property costs included after the title “UNITED STATES OF AMERICA” are properties held by Toquima Minerals Inc.

On the Balance Sheet of December 31, 2005, a non-controlling interest of $407,479 is recorded, representing the interest of the minority shareholders of Toquima Minerals Inc.

Question 4

“Please explain the reasons for the US GAAP adjustments you have made for warrants and options spun off; cite the guidance you are relying upon to account for this transaction.”

Response:

In “Note 14 c)” we state:

“Under US GAAP certain elements of the warrants and options spun off pursuant to the POA transaction described in Note 2 would be accounted for differently from their treatment in these financial statements.  Specifically the Company would generally be required to present all assets acquired and liabilities assumed at their gross amounts, with no right of offset.  A significant liability would be recorded in respect to obligations related to transferred share purchase warrants, an amount included in equity under Canadian GAAP.  Further, the Company would also record certain items in Operations and Other comprehensive income under US GAAP relating to certain fair value adjustments required to be made at December 31, 2006.”

Balance Sheet Adjustments – Investments, Other Liabilities, Share Capital, and AOCI

The value of the investment in Africo shares is recorded at fair value in accordance with FAS 115, whereas, prior to January 1, 2007, these investments were recorded at the lower of cost or market under Canadian GAAP (3010.06).

In addition, the investments and the related option/warrant obligations are netted for purposes of Canadian GAAP (Handbook Section 3860) but do not qualify for offset under US GAAP FIN 39.  After the plan of arrangement, Rubicon was in substance required to produce shares of three parties (Rubicon, Africo and Paragon) to satisfy the new rights of pre-existing option and warrant holders.  The parts of these instruments requiring delivery of non-Rubicon shares result in liabilities to the instrument holders and rights with the spin-out companies.  Rubicon settles with the holders of the options/warrants and separately settles with Paragon / Africo.

Income Statement and Other Comprehensive Income Adjustments

•	As described above, other comprehensive income reflects unrealized gains/losses on available-for-sale investments under US GAAP, a concept that did not exist in Canadian GAAP at December 31, 2006.

•
Other Income and Stock Based Compensation – Revaluation calculation for liability awards is based on intrinsic value under Canadian GAAP (Handbook 3870.38), whereas  measurement for the liability awards is based on fair value under US GAAP (FAS 123R).

Please contact us if you need further information.

Yours very truly,
Rubicon Minerals Corporation

"Robert Lewis"

Robert Lewis
CFO

Rubicon Minerals Corporation<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Suite 1540– 800 W. Pender St., Vancouver, BC  Canada  V6C 2V6     Tel: 604.623.3333  Fax: 604.623.3355

E-mail: rubicon@rubiconminerals.com     Web site: www.rubiconminerals.com

Rubicon Minerals Corporation

Suite 1540 – 800 W. Pender St., Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355

E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com